GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Date: May 30, 2022

US Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

U.S.A.

Dear Sirs,

Re:	GREEN VISION BIOTECHNOLOGY CORP. Form 10-K for the fiscal year ended December 31, 2021 Filed March 31, 2022 File No. 000-55210

We refer to your comments and request for further information in relation to our subject filing in your letter dated May 3, 2022. Please refer to the following paragraphs for our response to your comments and/or requested information. For your ease of reference, we have repeated the Commission’s comments (in bold prints) and adopted the numbering of paragraphs in this response.

Annual Report on Form 10-K for the year ended December 31, 2021

Item 1. Business, page 2

1.

At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries. In addition, please provide early in the Business section a diagram of the company’s corporate structure.

Response

The following paragraph will be added to the onset of Part I Item 1. Business, together with a diagram of the Company’s current corporate structure:

Item 1. Business

Overview and Corporate Structure

The Company is a Nevada holding company with subsidiaries in Cayman Islands, BVI, Hong Kong SAR and mainland China. The diagram of the Company’s corporate structure is shown below:

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

2.

We refer to your disclosure regarding the Consulting Services Agreement, Operating Agreement and Proxy Agreement entered into between the Company, Lutu International and Able Lead. Please expand upon your disclosure to indicate if these agreements are still in effect or if they were terminated in connection with the issuance of common stock to Able Lead Holdings Limited on July 30, 2019. If these agreements are still in effect, please file them as exhibits to your annual report or tell us why you believe you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.

Response We shall expand upon our disclosure by adding the following paragraph to the end of PART 1

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Item 1. Business

Expiries of the Agreements

The above-mentioned Consulting Services Agreement, Operating Agreement and Proxy Agreement entered between the Company, Lutu International and Able Lead on May 12, 2017, were for 5 years terms. Accordingly, all these agreements expired on May 11, 2022.

Furthermore, since the issuance of common stock to Able Lead on July 30, 2019, Lutu International Biotechnology Ltd. has become the Company’s wholly owned subsidiary; the Company is of the view that there is no need for the Company to renew and extend these agreements to achieve the previous objectives of these agreements.

3.

Please provide a description of your business that addresses the requirements of Item 101 of Regulation S-K and provide a prominent discussion of the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response

As we are a Smaller Reporting Company under 12b-2 under the Exchange Act, we will be describing the development of our business pursuant to Item 101(h).

(1)	Form and year of organization

Our Holding Company (defined hereunder) was formed in Nevada USA as a corporation on May 7, 2012.

(2)	There is no bankruptcy, receivership, or similar proceeding against the Holding Company.

(3)

During this period, the Holding Company has not undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(4)	Business of the smaller reporting company.

(i) Principal products or services and their markets

Shanxi Green Biotechnology Industry Company Limited has been producing biofertilizers in China, with the China local market as its main distribution area.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

The Company has signed a Memorandum of Understanding (non-legally binding) with ISCA on April 29, 2022, whereby details of the collaboration is under further discussion (please refer to the Company announcement on May 03, 2022).

(ii) Distribution methods of the products or services

The Company was utilizing sales channels to distribute products, mixed with some direct sales through sales team (who are employees of the Company or independent contractors).

(iii) Status of any publicly announced new product or service

Since the more stringent environment rules were put in place, the Company has not developed any new product.

(iv) Competitive business conditions and the smaller reporting company’s competitive position in the industry and methods of competition

The Company’s biofertilizer products are quite unique because they have made use of the local mineral products in the Shanxi Province of China. The Company has obtained patents of production both in the US and China.

(v) Sources and availability of raw materials and the names of principal suppliers

Sources of raw materials are mainly from the local areas in Shanxi, supplied by Mr. He Qun (in respect of Potassium Shale), and Mr. Li Jianli (in respect of Humic Acid).

(vi) Dependence on one or a few major customers

When the Company was active in pursuing sales and marketing of the products, there are several major customers, including Heilongjiang Longhui Agricultural Cooperative, Yunnan Kunming Dong Chuan Jin Rui Commerce and Trade Company Limited and Shanxi Fuda Industrial Company Limited.

(vii) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration

The Company owns patents both in the US (pending PCT Application) and China, details of which are as follows :-

1.	Patent Certificate No. ZL201410324943.X;
2.	Patent Certificate No. ZL201410324985.3;
3.	Patent Certificate No. ZL200910073705.5;
4.

Shanxi Green Biotechnology Industry Co., Ltd., for BACILLUS MUCILAGINOSUS AND HIGH-DENSITY FERMENTATION METHOD AND USE THEREOF, U.S. Serial No. 17/535,580, filed November 25, 2021, Continuation application of U.S. Serial No. 16/375,011, filed April 4, 2019, Continuation application of U.S. Serial No. 15/324,772, filed January 9, 2017, which is National Stage of International Application No. PCT/CN2015/083366, filed July 6, 2015, which claims the priority of Chinese Application No. 201410324943.X, filed July 9, 2014.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

The Company also owns several trademarks in China, details of which are as follows :-

1.	Trademark Certificate No. 4162106;
2.	Trademark Certificate No. 9924290;
3.	Trademark Certificate No. 55181933.

(viii) Need for any government approval of principal products or services. If government approval is necessary and the smaller reporting company has not yet received that approval, discuss the status of the approval within the government approval process

The China Subsidiary has obtained all necessary permits from the Chinese government on the production of biofertilizers. Please refer to above for a list of these permits.

(ix) Effect of existing or probable governmental regulations on the business

The Chinese government encourages and promotes productions which are of agricultural nature, including fertilizers. Further, the Chinese government has placed more focus on promoting environmental-friendly products, including biofertilizers which are green and environmental-friendly. The Company’s biofertilizer products fall under this category.

(x) [Reserved]

(xi) Costs and effects of compliance with environmental laws (federal, state and local)

Due to the enforcement on new environmental regulations over industrial production by coal-fired boilers by local authorities in Shanxi, the Company’s production was restricted to a certain extent in 2017. To fully comply with the new environmental regulations in place, management of the Company had planned to carry our rectification work and expected that the rectification work could be completed by mid of 2018 and full-scale production might resume in the second half of 2018. However, due to the shortage of funding to carry out the rectification work on our coal-powered generators, our production activities were restricted since second quarter in 2018.Our production and our production capacity were reduced as a result, significantly affected our ability to generate income and to meet the demand of our customers, which in turn had a material adverse effect on our financial condition and results of operations.

On January 20, 2020, with the approval of the Company, the China Subsidiary has resolved to dispose the non-current assets which were lying idle for the production. The China Subsidiary also resolved to carry out its future production by sub-contracting the production and goods assessment procedure to other production companies, with its other operations remain unchanged. The China Subsidiary is also planning to move its production process to other parts of China.

The Company has been considering other business opportunity in recent months and to utilize the current resources, including the property and equipment. Accordingly, the Company has signed a Memorandum of Understanding with ISCA (non-legally binding) on April 29, 2022, whereby details of the collaboration is under further discussion (please refer to the Company announcement on May 03, 2022).

(xii) Number of total employees and number of full-time employees: 9

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

(5)	Reports to security holders. Disclose the following in any registration statement you file under the Securities Act of 1933:

(i) If you are not required to deliver an annual report to security holders, whether you will voluntarily send an annual report and whether the report will include audited financial statements

As the Company has filed current reports with updated audited financial statements, we are of the view that there may not be necessary to send annual report to the security holders at this moment. Secondly, we only have a small base of security holders (12 holders as at December 31, 2021) in the shareholders list, and that we have no public trading at this moment, we would choose to save expenses by not sending the reports to the shareholders.

(ii) Whether you file reports with the Securities and Exchange Commission. If you are a reporting company, identify the reports and other information you file with the Commission

We are a current reporting company with regular filings including Forms 10-Q, 10-K and 8-K. All these reports have been filed with the Commission.

(iii) State that the Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission and state the address of that site (http://www.sec.gov). Disclose your internet address, if available.

The following statement will be added to the filing: “The Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding GVBT that file electronically with the Commission. The current internet address of GVBT is http://www.gvbt.com.”

(6)	Foreign issuers. Provide the information required by Item 101(g) of Regulation S-K (§ 229.101(g))

Since we are a Nevada corporation, this part is not applicable to us.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Provide a prominent discussion of the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

We suggest adding the following paragraphs to our disclosure:

“Since our China Subsidiary is based and operates in China, it is subject to China’s laws, rules, and regulations. Even though the China Subsidiary has been operating in compliance with all the relevant China laws, rules, and regulations, we do not know if these laws, rules and regulations will change in future.

In case when there is a change in these laws, rules, and regulations, we may not be able to meet with those new standards and comply with the new set of laws, rules and regulations. In such case, the China Subsidiary may have to cease operation. The result of the cessation will have material impact on the value of our securities and could significantly limit or even completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response

Data Security

China’s Data Security Law came into force on 1 September 2021, and it is expected that the Chinese government will take steps to lay down and publish more details on data classification regime, index of important data and standard of data security.

Since our China Subsidiary’s major business is the production and distribution of bio-fertilizers and such business is conducted through physical/direct retailing and distribution (rather than online trading), we are of the view that the Data Security Law will not affect our business operations.  accepting foreign investments or listing in foreign stock exchanges.

The Company will keep monitoring the future updates of the related laws and regulations and ensure appropriate internal review is conducted in compliance with the said regime, index and standard.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Anti-monopoly

The relevant rules and regulations under China’s laws relating to anti-monopoly will only be triggered when a company enters certain agreements / contracts with its business counterparties and/or competing parties, resulting in a monopolized market.  Our China Subsidiary has not entered into any such agreements.  Our China Subsidiary also has not conducted any market activity relating to merger with other operators in the China fertilizer industry which would be resulting in “Concentration of Business Operators” situation as defined in the relevant rules and regulations.

Accordingly, we suggest adding the following paragraphs to the 10-K disclosure:

“We noticed that the China’s government has recently released statements and regulatory actions relating to data security and anti-monopoly areas. Even though we are of the view that our China Subsidiary, being a producer of bio-fertilizer, will not be subject to any rules relating to data security nor anti-monopoly, we will be monitoring the development of the situation closely. We will update and make disclosure if there are changes of laws, rules and regulations in future that will affect the legal and operational environment of the China Subsidiary.”

4.

Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Response

Centurion ZD CPA Limited (“CZD”) was retained for the preparation of the audit report for the Company during the period covered by this Form 10-K, i.e., the financial year ended on December 31, 2022.

The Company noted that the Public Company Accounting Oversight Board (“PCAOB”) specifically included CZD in Appendix B of its HFCAA Determination Report dated December 16, 2021, notifying the Commission that it was unable to inspect or investigate CZD completely owing to the position adopted by one or more authorities in the Hong Kong Special Administrative Region (“HKSAR”). The Company understands that PCAOB’s Hong Kong Determination identifying CZD has mainly contributed to GVBT’s being included in the HFCAA Conclusive List on May 20, 2022. The Company is also aware of the risk that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result an exchange may determine to delist our securities.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

In view of this, the following paragraphs have been added to the latest 10-K filing:

The Company has been reaching out to audit firms in the US which do not fall within the PCAOB Determined List. However, the Company understands that these audit firms must go through a “client acceptance procedure” before they are able to accept engagement. The Company will disclose the developments regarding the engagement of US audit firms in subsequent quarterly reports and annual reports.

The Company’s controlling shareholder is Able Lead Holding Limited (holing 47.064 % of the Company’s issued shares).  On January 17, 2022, because of a private sale transaction, all of the issued and outstanding shares of common stock of Able Lead Holdings Limited were transferred from Leung Kwong Tak Michael to Well Supreme International Limited (the “Purchaser”). The Purchaser is a company incorporated in the BVI and is beneficially owned by William CW Lam, CEO of the Company and Karen MK Ho (“Ms. Karen Ho”), with respective shareholding of 0.1% and 99.9% of all the issued shares of the Purchaser. Karen Ho is the wife of William CW Lam.

The Company confirms that William CW Lam and Ms. Karen Ho are both Hong Kong residents and neither of them is a member of the Chinese Communist Party (“CCP”) nor holds any position in the government of China and the government of the HKSAR.

Based on the aforementioned information, the Company is not owned or controlled by the government of China nor the government of the HKSAR or any of its governmental entities. The Company further confirms that the government of China and the government of the HKSAR do not have a controlling financial interest in the Company, nor do they own any financial interest in the Company.

The Company confirms that none of the Directors and Executive Officers as listed in Item 10 of the Form 10-K for the fiscal year ended December 31, 2021, are previous or existing members of the CCP, nor do they coincide with the names of any members of the CCP.

The Company further confirms that the Articles of the Company do not contain any charter of the CCP, including the text of any charter.

5.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. For example, please disclose which of your subsidiaries conduct operations in China.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Response

Green Vision Biotechnology Corporation (Nevada USA) has a group structure with several layers of subsidiaries incorporated in various jurisdictions:  Cayman, BVI, Hong Kong SAR and China (please refer to Response 1 above). We will refer to Green Vision Biotechnology Corporation as the Holding Company, and refer to the Cayman subsidiary as “Lutu” and other subsidiaries by its place of incorporation:

(1)   Lutu International Biotechnology Ltd. (“Lutu”);

(2)   Light Raise Ltd. (“BVI Subsidiary”);

(3)   Hong Kong Prolific Mineral Resources Holdings Ltd. (“HKSAR Subsidiary”); and

(4)   Shanxi Green Biotechnology Industry Company Limited (“China Subsidiary”).

Of these subsidiaries, Lutu (the Cayman subsidiary) and BVI Subsidiary have no operation. The HKSAR Subsidiary provide services to the group while the China Subsidiary conducts operations in China.

6.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to any U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to your shareholders, your controlling shareholder and U.S. investors.

Response

The cash transferred inside the organization can be classified as cash inflow and cash outflow.

Cash transferred from holding company to subsidiaries:

The Holding Company (or its HKSAR Subsidiary) obtained loans from various related parties. Then the cash would be lent to other subsidiaries to settle bills and obligations.

Cash transferred from subsidiaries to holding company:

The cash transferred from subsidiaries to Holding Company would be for repayment of loans or dividends.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

During the year ended December 31, 2021, the cash transferred between holding company and subsidiaries were as below:

	Amount transferred from Holding Company to	Amount transferred to Holding Company from
Subsidiary- Lutu International Biotechnology Limited	$Nil	$Nil
Subsidiary- Light Raise Limited	$Nil	$Nil
Subsidiary- Hong Kong Prolific Mineral Resources Holdings Limited	$215,122 (1)	$$212,172 (2)
Shanxi Green Biotechnology Industry Company Limited	$Nil	$Nil

(1)	Amount from Able Lead Holdings Ltd. and other related parties to Holding Company, and then lend to HKSAR Subsidiary for settlement of bills and obligation.
(2)	Payment of administrative expenses, mainly consists of Audit fee and Director fee, by HKSAR Subsidiary on behalf of Holding Company

Dividend distribution, limitation, and tax impact

Up to the date of this report, the Company does not have any distributable earnings and has not declared any dividend or any distributions of dividend from subsidiary to the holding company and there are no tax consequences to be occurred. Moreover, the Company has not previously declared or paid cash dividends.

We are a holding company incorporated under the laws of the State of Nevada and principally operated business through our HKSAR and China subsidiaries. Our operating cash flows, including any payment of dividends to our shareholders relied on the fund available to our subsidiaries or funds provided from our related parties.

Our Board has discretion as to whether to distribute dividends, subject to certain requirements of China law. China regulations may restrict the ability of our China Subsidiary to pay dividends to the holding company. Our China Subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current China regulations permit our China Subsidiaries to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with China accounting standards and regulations. In addition, our China Subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Before January 1, 2020, our China Subsidiary as a Foreign Invested Enterprise (the “FIE”), is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our China Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our China Subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

As disclosed in Item 5, no cash dividends were paid during the fiscal years ended December 31, 2021, and 2020. The Company has not paid any cash dividends since inception and does not foresee declaring any cash dividends in the foreseeable future.

7.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response For the required permission or approval of the China Subsidiary to obtain from Chinese authorities to operate the biofertilizer business, please refer to the following table:

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

No.	Permission or Approval	Identification Number
1.	Certificate of Incorporation	9114000078850190XD
2.	Certificate of Approval for Incorporation (Taiwan, Hong Kong, Macau, and Overseas Chinese entities) (Shanxi Province, China)	【2012】0020
3	Fertilizer Registration Certificate (Issued by the Ministry of Agricultural and Rural Affairs, China)

1.      Biofertilizer （2017）（2457） (Organic Biofertilizer Category) (valid until December 2022)

2.      Biofertilizer（2017）（2470）（Compound Biofertilizer） (valid until December 2022)

3.      Biofertilizer（2018）（3414）（Compound Micro-biofertilizer） (valid until November 2023)

4.      Biofertilizer（2018）（3415）（Micro-biofertilizer） (valid until November 2023)

5.      Agricultural Fertilizer（2018）13091（Water-soluble Fertilizer） (valid until December 2023)

For the required permission or approval of the Company (the holding company) to obtain from Chinese authorities to offer securities to foreign investors, we are of the view that such permission or approval is not required because we are formed in Nevada.

We confirm that our China Subsidiary is not covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or Cyberspace Administration of China (CAC) for approval of its operations, because our China Subsidiary’s only business is the production and distribution of biofertilizers. We confirm that we have received all requisite permissions or approvals to operate the production and distribution of biofertilizer products. Save and except disclosed herein (please refer to our response to Question 3 (4) (ix) above), we have never been denied any permissions or approvals for such operation.

In the event that our China Subsidiary: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future, the consequences to the Company and our investors could be:

(a)	We will not be able to continue our current operation and businesses;
(b)	Our income and revenue will stop;
(c)	Our stocks may be subject to a trading halt; and
(d)	The value of our stock could drop to a minimal (to the net asset value only).

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Item 9A. Controls and Procedures, page 15

8.	Please address the following:

Tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of December 31, 2021, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33- 8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. We note that you concluded that disclosure controls and procedures were not effective as of September 30, 2021.

Tell us and revise your disclosures in future filings to clearly discuss any material weaknesses(es) you identified, when the material weaknesses were discovered, and the steps and status of your plans to remediate the material weakness.

Finally, in future annual filings, please specifically identify the COSO framework, for example - 2013, used in your evaluation of internal control over financial reporting.

Response

Please find below our proposed changes to be made in our future filing on Item 9A

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Securities Exchange Act of 1934, the Company’s principal executive officer and principal financial officer have evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by the Annual Report on Form 10-K. Based on this evaluation, these officers have concluded that as of the end of the period covered by the Annual Report on Form 10-K, our disclosure controls and procedures were effective and were adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting is supported by written policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the framework set forth in the report entitled “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this evaluation, the management found that:

1.	the existing internal control especially on the control over assurance regarding prevention and timely detection of unauthorized usage and disposition of the Company’s assets were not effective;
2.

do not have full time accounting personnel who have US GAAP experience and education; and considered these were material weaknesses and concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2021.

In an effort to remedy these material weaknesses resulted to the ineffectiveness of internal control over financial reporting in the future, the Company intend to do the following:

•

Top management has reviewed and updated the existing company chop access policy and Delegation of Authority (DOA) for approval process. GVBT management has reviewed all key processes to establish adequate segregation of duties based on the roles and responsibilities. The Delegation of Authority table is reviewed and updated to ensure that transactions are approved properly before processing;

•

Develop a comprehensive training and development plan, for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Financial Manager, and others, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Despite the material weakness reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Regulatory Statement

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. As a “Smaller Reporting Company” management’s report was not subject to attestation by the Company’s registered public accounting firm.

Consolidated Financial Statements Note 1. Organization and Nature of Business, page F-8

9.

Revise your disclosures regarding the Consulting Services Agreement on page F-9 to quantify the consulting fees received from Lutu International and Lutu Group during the periods presented. Clearly disclose how such amounts were recorded and the line items affected. Revise your related party disclosures elsewhere in the filing according.

Response We have not received any consulting fees from Lutu International and Lutu Group during the periods presented.

Note. 7. Inventories, page F-19

10.	Please revise to address the following regarding your cost of goods sold and provision of inventory:

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

•	Revise your MD&A disclosure on page 10 to more clearly explain the reasons for the changes in your cost of revenues and gross margin.

•	Clearly disclose why the unit price of products sold decreased from 2020 to 2021. Identify any change in the mix of products by providing a breakdown of the product mix.

•	Revise your MD&A to specifically address how the changes in your provision for inventory affected your expense line items presented here.

•	Revise this section to specifically identify the circumstances that led to the releases of your inventory provisions in 2021 and 2020.

•

Revise to more clearly explain the extent to which the releases of the inventory provisions as well as the trends in your revenues and cost of revenues relates to the events described on page 13 regarding the new environmental regulations that prohibit the use of coal-fired boilers in the production of your inventory. Revise your disclosures on page 13 to more clearly describe your current inventory production capability as well as your sourcing of each type of your product inventory for each of the periods presented (i.e., the percentage of your inventory sold you produced in- house, sub-contracted, and/or purchased in complete form).

•

You state on page F-15 that because of your product mix, you have not historically experienced significant occurrences of obsolescence. Please reconcile this statement with your inventory provision of 100% of your inventory balances as of December 31, 2021 and 2020.

•	Revise your disclosures in your MD&A as well as on page F-15 and F-19 to clearly identify the line item in which you reflected the releases of your inventory provisions during 2021 and 2020.

**********************************************************************

•	Revise your MD&A disclosure on page 10 to more clearly explain the reasons for the changes in your cost of revenues and gross margin.

Response

Please see the following proposed revise disclosure on page 10:

Cost of sales was decreased by $19,045, or 20.4% from $93,218 in the Comparable Year to $74,173 in the FY2021. The decrease was due to change of operation in Shanxi Green Biotechnology Industry Company Limited of the following:

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

1.	change from mainly self-production to mainly purchase outside;
2.	increase in sales volumes from 287 tonnes in the Comparable Year to 291 tonnes in the FY2021;
3.	while the unit cost decreased from around $324 to $255 per tonnes. In terms of percentage of revenue, cost of sales was 51.1% in the FY2021 as compared to 107.6% in the Comparable Year.

Gross profit was increased by $77,494, or 1179.9% from negative $6,568 in the Comparable Year to $70,926 in the FY2021. In terms of percentage of revenue, the gross profit percentage was increased to 48.9% for the FY2021 as compared to negative 7.6% for the Comparable Year. The increase of gross profit was primarily due to the significant rise in the unit sales price from $302 in the Comparable Year as compared to $499 in FY2021 while the unit cost decreased from around $324 to $255 per tons in the FY2021.

•	Clearly disclose why the unit price of products sold decreased from 2020 to 2021. Identify any change in the mix of products by providing a breakdown of the product mix.

Response

Please see the following proposed revise disclosure.

The unit selling price of products sold increased from $302 in the Comparable Year (FY2020) to $499 in FY2021. The increase in selling price was due to the change from self-production product, with lower selling price and lower profit margin, to purchased merchandise from outside supplier which has a significant higher selling price and higher profit margin.

The mix of products changes from 44.3% self-production and 55.7% on purchased merchandise in the Comparable Year to 100% purchased merchandise in FY2021.

The mix of products are as following:

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

	Year ended December 31, 2021	Year ended December 31, 2020
	in Tonne	in Tonne
Product A- self production product	-	58
Product B- self production product	-	69
Product C- purchased merchandise	291	160

Total	291	287

•	Revise your MD&A to specifically address how the changes in your provision for inventory affected your expense line items presented here.

Response

The reversal of provision for inventory were $21,111 in FY2021 and $89,148 in the Comparable Year, which were reflected back into the cost of sales for the production of products through self-production and sub-contracting production, or reflected to the other income/expense while being sale for disposal of obsolete.

•	Revise this section to specifically identify the circumstances that led to the releases of your inventory provisions in 2021 and 2020.

Response

Please see the following proposed revise disclosure to identify the circumstances that led to the releases of your inventory provisions:

The provision of inventory balance were $51,652 as at December 31, 2021 as compared to $71,185 as at December 31, 2020, and the reversal of provision for inventory were $21,111 in FY2021 and $89,148 in the Comparable Year. The reversal represented the accrued inventory provision being reused in the production of products through self-production, sub-contracting or being sold for disposal of obsolete.

•

Revise to more clearly explain the extent to which the releases of the inventory provisions as well as the trends in your revenues and cost of revenues relates to the events described on page 13 regarding the new environmental regulations that prohibit the use of coal-fired boilers in the production of your inventory. Revise your disclosures on page 13 to more clearly describe your current inventory production capability as well as your sourcing of each type of your product inventory for each of the periods presented (i.e., the percentage of your inventory sold you produced inhouse, sub-contracted, and/or purchased in complete form).

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Response

Please see the following proposed change on page 13

Plan of Operation and Funding

We expect that working capital requirements will continue to be funded through a combination of our existing funds, loans from third parties, other debt facilities, or further issuances of securities. Our working capital requirements are expected to increase in line with the growth of our business.

Existing working capital, further advances and debt instruments, and anticipated cash flow are expected to fund our operations over the next three months. We have no lines of credit or other bank financing arrangements. In connection with our business plan, management anticipates additional increases in operating expenses and capital expenditures relating to: (i) developmental expenses associated with a growing business; and (ii) marketing expenses. We intend to finance these expenses with further issuances of securities, and debt issuances. Thereafter, we expect we will need to raise additional capital and generate revenues to meet long-term operating requirements. Additional issuances of equity or convertible debt securities will result in dilution to the shareholdings of our current shareholders. Further, such securities might have rights, preferences or privileges senior to our common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations. We will have to raise additional funds in the next twelve months in order to sustain and expand our operations. We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock. We have and will continue to seek to obtain short-term loans from our directors, although no future arrangement for additional loans has been made. We do not have any agreements with our directors concerning these loans. We do not have any arrangements in place for any future equity financing.

Since 2017, local government of Jinzhong City, Shanxi Province, China (where our production plant is located) has promulgated a new set of environmental regulations restricting the use of coal-fired boilers in factories. Since coal-powered generators were used in our production plant, our production activities in 2018 were restricted to a certain extent.

We cannot ensure that we can comply with the new environmental regulations in time. If that is the case, our production and our production capacity may be reduced as a result. This will affect our ability to generate income and to meet the demand of our customers, which in turn could have a material adverse effect on our financial condition and results of operations.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Due to the enforcement on new environmental regulations over industrial production by coal-fired boilers by local authorities in Shanxi, the Company’s production was restricted to a certain extent in 2017. In order to fully comply with the new environmental regulations in place, management of the Company had planned to carry our rectification work and expected that the rectification work could be completed by mid of 2018 and full-scale production might resume in the second half of 2018. However, due to the shortage of funding to carry out the rectification work on our coal-powered generators, our production activities were restricted since second quarter in 2018. Our production and our production capacity was reduced as a result, significantly affected our ability to generate income and to meet the demand of our customers, which in turn had a material adverse effect on our financial condition and results of operations. The management had decided to maintain our business by way of sub-contracting or assignment of the production. Furthermore, the management had further researched for other business opportunity to utilize the reduced capacity of the property and equipment, in order to make better the worsened revenue.

Since 2018, the Company provided full amount of provision on inventory to reflect the financial condition and results of operations. While the estimated inventory provision was physically been used for production, a reversal in the provision will revert back into the cost of sales for the production of products through self-production and sub-contracting production, or reflect back to the other income/expense while being sale for disposal of obsolete.

The reduction in production was further worsened in 2021 and as a result the Company changed the products mix to become 100% purchase merchandise from outside supplier instead of self-production or sub-contracting. The change provided the Company to have a flexibility to sell products with higher margin to customers via our marketing network, but in consequence with a higher commission expenses. The Company will continue to operate in this flexible marketing strategy in the short run until we can find a new business opportunity.

•

You state on page F-15 that because of your product mix, you have not historically experienced significant occurrences of obsolescence. Please reconcile this statement with your inventory provision of 100% of your inventory balances as of December31, 2021 and 2020.

Response

Please see the following proposed change on page F-15

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

NOTE 2. Summary of significant accounting policies (continued)

Inventories

Inventories primarily consists raw materials, work in progress, finished goods and goods on consignment of manufactured products and merchandise. Inventories are stated at lower of cost or market and net realizable value.

Cost of inventories is calculated on the weighted average basis which approximates cost.

Management regularly reviews inventories and records valuation reserves for damaged and defective returns, inventories with slow-moving or obsolescence exposure and inventories with carrying value that exceeds market value.

Inventory shrinkage is accrued as a percentage of revenues based on historical inventory shrinkage trends. The Company performs physical inventory count of its warehouse once per quarter throughout the year. The reserve for inventory shrinkage represents an estimate for inventory shrinkage since the last physical inventory date through the reporting date.

These reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from expectations.

During the year ended December 31, 2021 and 2020, the provision of inventory reversal were $21,111 and $89,148 respectively.

•	Revise your disclosures in your MD&A as well as on page F-15 and F-19 to clearly identify the line item in which you reflected the releases of your inventory provisions during 2021 and 2020.

Response

Please see the following proposed change on page F-15 and F-19.

NOTE 2. Summary of significant accounting policies (continued)

Inventories

Inventories primarily consists raw materials, work in progress, finished goods and goods on consignment of manufactured products and merchandise. Inventories are stated at lower of cost or market and net realizable value.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Cost of inventories is calculated on the weighted average basis which approximates cost.

Management regularly reviews inventories and records valuation reserves for damaged and defective returns, inventories with slow-moving or obsolescence exposure and inventories with carrying value that exceeds market value.

Inventory shrinkage is accrued as a percentage of revenues based on historical inventory shrinkage trends. The Company performs physical inventory count of its warehouse once per quarter throughout the year. The reserve for inventory shrinkage represents an estimate for inventory shrinkage since the last physical inventory date through the reporting date.

These reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from expectations.

During the year ended December 31, 2021 and 2020, the reversal of provision for inventory were $21,111 and $89,148, respectively.

NOTE 3. INVENTORIES

Inventories consisted of the following:

	December 31, 2021	December 31, 2020

Raw material	$48,916	$47,657
Work in progress	-	-
Finished goods	1,700	-
Goods on consignment	1,036	23,528
Less: Provision of inventory	(51,652)	(71,185)

Inventories, net	$-	$-

During the year ended December 31, 2021 and 2021, the provision for inventory were $Nil and $Nil, respectively.

During the year ended December 31, 2021 and 2020, the reversal of provision for inventory were $21,111 and $89,148, respectively

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Should you have any further queries, please do not hesitate to contact the undersigned at +852-2913 9930/+852-9492-9967, or our legal representative in the USA, Mr. Matthew McMurdo, McMurdo Law Group, LLC, at 917-318-2865.

Thank you for your kind attention.

Yours sincerely,

For and on behalf of GREEN VISION BIOTECHNOLOGY CORP.

/s/Lam Ching Wan, Willian

Lam Ching Wan, William

Chief Executive Officer

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